Sub-Item 77Q2

Nuveen New Jersey Dividend
Advantage Municipal Fund
333-53270
811-09455

Based on a review of the SEC Forms 3, 4
and 5
furnished
to the Fund, the Fund believes that all
Section
16(a)
filing requirements applicable to the
Fund's
officers
and directors, investment adviser and
affiliated
persons of the investment adviser were
complied
with,
except that the initial affiliation reports on behalf of the adviser was filed late
(October 1, 2002).

ADVISER:

Nuveen Advisory Corp.